UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2009

Commission File Number: 1-31349	Commission File Number: 333-08354
THOMSON REUTERS CORPORATION	THOMSON REUTERS PLC
(Translation of registrant's name into English)	(Translation of registrant's name into English)

3 Times Square
New York, New York 10036, United States
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Thomson Reuters Corporation:

Form 20-F   ☐     Form 40-F   ☒

Thomson Reuters PLC:

Form 20-F   ☒     Form 40-F   ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-    .

The information contained in Exhibit 99.1 of this Form 6-K is incorporated by reference into, or as an additional exhibit to, as applicable, the registrants’ outstanding registration statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

THOMSON REUTERS CORPORATION
(Registrant)

By:	/s/ Marc E. Gold
	Name:	Marc E. Gold
	Title:	Assistant Secretary

THOMSON REUTERS PLC
(Registrant)

By:	/s/ Marc E. Gold
	Name:	Marc E. Gold
	Title:	Assistant Secretary

Date: July 8, 2009

EXHIBIT INDEX

Exhibit Number	Description

99.1	Management information circular

99.2	Notice of special meeting of shareholders of Thomson Reuters Corporation

99.3	Notice of court meeting of shareholders of Thomson Reuters PLC

99.4	Notice of general meeting of shareholders of Thomson Reuters PLC

99.5	Form of proxy for registered holders of Thomson Reuters Corporation common shares

99.6	Form of proxy for registered holders of Thomson Reuters PLC ordinary shares (court meeting)

99.7	Form of proxy for registered holders of Thomson Reuters PLC ordinary shares (general meeting)

99.8	Form of voting instruction card for registered holders of Thomson Reuters PLC American Depositary Shares

99.9	Dealing facility booklet, instruction form and revocation form for registered holders of Thomson Reuters PLC

99.10	Draft form of amended and restated articles of incorporation of Thomson Reuters Corporation

99.11	Draft form of amended and restated by-laws of Thomson Reuters Corporation